Filed by Companhia Siderurgica Nacional
                  under its name translated into English: National Steel Company pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                Subject Company: Wheeling-Pittsburgh Corporation
                                                  Commission File No.: 000-50300



The following articles were published on August 29, 2006 concerning the proposed strategic alliance between Wheeling-Pittsburgh Corporation and Companhia Siderurgica Nacional. The following articles contain forward looking statements as discussed more fully below.



THE INTELLIGENCER (WHEELING, WV)
-----------------

CSN, UNION FACE-TO-FACE

By ADAM TOWNSEND

Tuesday, August 29, 2006

WHEELING -- CSN executives say they can't understand why the United Steelworkers are against their proposal to merge with Wheeling-Pittsburgh Steel Corp., and after a long Monday meeting with Wheeling-Pitt and CSN executives, union leaders remain unconvinced.

Marcos Lutz, an executive from Brazilian steelmaker CSN, flew to the U.S. Monday to meet with USW leadership in an attempt to gain their support. CSN is one of two companies vying for union support to merge with Wheeling-Pittsburgh Steel Corp.

Wheeling-Pitt management has lined up behind CSN, while the USW has thrown its support behind Chicago-based Esmark. Union leaders refused to comment on the first meeting with CSN because of a "confidentiality agreement," but USW District 1 President Dave McCall said, "I didn't hear anything that changed my mind today."

Still, Lutz said he believes the CSN merger is too good a deal for the union to pass up, and he believes that the USW will eventually come to support CSN. USW leadership had complained publicly about a lack of dialogue with CSN until the Monday meeting.

"The U.S. is one of the largest steel markets worldwide," Lutz said, sitting in a conference room table at Wheeling-Pitt headquarters Monday night. Wheeling-Pitt "is one of the traditional companies, and there are lots of

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investments to be made and lots of assets that are untapped. You can reach further with Wheeling-Pitt than with lots of other companies."

He then outlined CSN's strategic interest in Wheeling-Pitt and detailed the partnership plans. He said Wheeling-Pitt can expand its production of hot strip and finished products, but environmental and other restrictions make it impossible for Wheeling-Pitt to expand its slab production.

Wheeling-Pitt "has a strategic issue with slabs," Lutz said. "CSN is building slab capacity in Brazil. You cannot be dependent on slab worldwide without a partnership with a slab supplier with equity ownership."

Lutz said that trying to run a finishing mill or hot strip mill while depending on raw slab from competitors drastically reduces efficiency. A hot strip mill without a captive slab supply is effectively beholden to market fluctuations, supply chain problems and the whims of competitors.

A merger with CSN, however, would bring Wheeling-Pitt a steady supply of slab to run its hot strip and finishing mills at capacity all the time, Lutz said. CSN not only owns the means of production in Brazil to produce more than enough slab, but it also owns railways, rail cars and a seaport there that never freezes.

Lutz also said that CSN's finishing mill is having the same supply problems as those he described with market dependence on slab supply. He said that the Wheeling-Pitt deal is appealing to CSN because its Indiana mill is beholden to its competitors for hot strip. Right now, he said CSN buys hot coils from a number of different producers around the United States, but "we are shifting all that and we are exclusively buying from Mingo Junction" in the terms of the proposal. CSN's merger plan includes capital investment to significantly increase the hot strip capacity at Wheeling-Pitt's Mingo facilities.

"Wheeling wants to stay independent, and Wheeling shareholders want to have 100 percent," Lutz said. "But if you have to give up ownership," CSN's proposal is the best.

"Equity ownership is a very critical issue if you're in a situation where you want to buy slab at a particular time," said Wheeling-Pitt spokesman Jim Kosowski. "If you don't have someone who has an equity interest in the company, you don't have a secure supply of slab."

Lutz also mentioned that while the as yet unsigned supply agreement guarantees Wheeling-Pitt all the slab it needs, it does not require Wheeling-Pitt to buy any specific amount of slab. In other words, CSN couldn't force Wheeling-Pitt to idle its own furnaces in favor of running imported Brazilian steel through the Mingo hot strip mill.

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
THE HERALD-STAR (STEUBENVILLE, OH)
---------------

OFFICIAL:  CSN NOT INVESTORS

By PAUL GIANNAMORE, Business editor

Tuesday, August 29, 2006

WHEELING -- Declaring that CSN is "not investors, CSN is a steel company," Marco Lutz, executive vice president of the Brazilian steelmaker offered his views to reporters about a proposed alliance with Wheeling-Pittsburgh Steel Corp.

Lutz met with representatives of the United Steelworkers of America, led by District 1 Director David McCall and local presidents Monday afternoon at Wheeling-Pitt headquarters.

After the meeting, McCall said he couldn't comment about specifics about the talks with CSN because the Steelworkers had to sign a confidentiality agreement for the talks to take place.

Asked if there would be future meetings, McCall said local presidents and other Steelworkers officials would make the decision in a conference call later this week.

"As I've said before, we're open to talk to anybody," he said.

Lutz said the discussions that finally led to the strategic alliance took place about 60 days ago. He said CSN had been looking at Wheeling-Pitt before that, and at one point, Wheeling-Pitt had even considered making an offer on the Heartland plant in Terre Haute that is one of the key points in the steelmakers' alliance. Heartland would gain an additional galvanizing line to coat coils made at Mingo Junction's hot strip mill under the alliance.

As Lutz sees it, there are advantages in steelmaking for both companies, with Wheeling-Pittsburgh obtainng a stable slab supply to make up for a gap between coil capacity in the hot strip mill and slabmaking in the Mingo Junction continuous caster.

The Steelworkers have filed a grievance claiming Wheeling-Pitt owes the union the same amount of time granted to CSN to allow development of a counterproposal. The Steelworkers contend they should have until February to mount a counterproposal.

Lutz termed the talk with the Steelworkers Monday as "constructive. We are building a relationship, getting to know each other."

Lutz said the United States is one of the best opportunities worldwide for CSN, which has chosen the United States and Europe as targets for expansion. CSN has a plant in Portugal, he said.

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
CSN, he said, has pretty much grown as much as it can in Brazil, and in order to continue to grow, it must expand beyond its borders "or just pay dividends."

"When we compare Wheeling with other companies, I think there is more to be done in Wheeling and we can reach further with Wheeling than with most of the other companies," Lutz said.

"The potential is larger, and what has been done is smaller," Lutz said.

The proposed alliance between the steelmakers would see investments at the 80-inch hot strip mill at Mingo Junction expanded to handle 4 million tons of slabs per year for conversion into coils. The Mingo Junction plant's slab production is at about 2.8 million tons a year with the hot strip mill able to convert about 3.4 million tons as of now. The slab agreement will allow the gap between local slab capacity and local rolling capabilities to be closed, without interruption in supply. He said the slab production at Mingo Junction is limited at 2.8 million tons, given the environmental requirements at the plant. Further, he said, the blast furnace has a limited life and might not be replaced when it needs another major round of maintenance, perhaps as soon as five years from now.

CSN is building its slab capacity in Brazil and is one of the lowest cost producers in the world, Lutz said. As part of the alliance, the companies would have a slab supply guaranteed for 10 years to Mingo Junction.

"This will give them enough support and assurance to start expanding, not only the hot strip mill, but all other lines," he said. He said any investment and expansion of Wheeling-Pitt will be based on its ability to obtain slabs.

He said importing slabs is not unknown among American steelmakers, with Algoma, AK Steel and California Steel being among the slab purchasers. He said the U.S. government can't limit slab imports without creating problems for the domestic steel industry.

He said what CSN offers is a company able to produce the necessary slabs in a reliable way, that owns its own iron ore mine, its own railway in Brazil, and its own port, which never freezes in winter.

"We will be able to send the slabs. We are one of the most reliable sources of slabs worldwide. Second, we have the financial resources to support all the expansion plans," he said. "With the expansion of the hot strip mill, you won't have the market for all those additional coils, but we have the Indiana facility that will be the market. We have already developed the market downstream."

He said the Terre Haute galvanizing line already is importing coils from around the world, including from Iran, Egypt and U.S. plants including Wheeling-Pitt and AK Steel.

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
"We are shifting all of that and exclusively buying from Mingo Junction a million tons, so we solve that problem as well," he said. "We solve the market, we solve the upstream and we solve the cash needs. What else? The plan is done."

Lutz described other advantages.

"You will have one or two ocean vessels every single month coming in (with slabs). You can build up a relationship with the port. You can buy rail cars or lease them and have the best rate with the freight railways. You can have the same relationship with barges," Lutz said. "So you have a stable flow."

Wheeling-Pitt spokesman Jim Kosowski said the equity interest in the company that CSN would have will guarantee the slab supply.

Under the proposed alliance, CSN would obtain 49.5 percent control of Wheeling-Pitt, with the ability to convert 11.8 million shares into equity within three years.

Lutz said on the open market, slab agreements are tricky, especially among competitors.

He said even with contracted slab suppliers, the flow can be spotty.

"You can have three months with three ships coming in and then the guy will say `We are revamping our caster there, so for three months we are not shipping anything, we're sorry.' Or at some point, you are competing with them for some bid downstream and you win the bid and they say, `OK, my friend, we have to delay your (slab) order for three months.' You cannot build a company based on that. You are in trouble."

Lutz said CSN has a challenge.

"We are here for business, not for leisure. We have a very strong market share in Brazil. We have a 99 percent market share in the tin business. We have a 40 percent share of the coated products. We have fairly strong market share in hot coils. We are very efficient. We generate a lot of cash. We have to grow," he said.

"We cannot grow in Brazil anymore. We have to grow abroad," he said.

Lutz said Wheeling-Pitt is its focal point for its U.S. growth.

"We have to grow, or we start to give dividends to shareholders only or we find a path to start growing. Our path is Wheeling," Lutz said.

"All the things we've done in Brazil to develop the market, we can do that here," he said.

"CSN is not investors. CSN is a steelmaker. We never sold anything. If you see our track record, we've been through many deals, even with Indiana. We have had trouble there. We developed that market. I'm in the same problem described with your slabs in Indiana because basically I've bought hot coils from my competitors," he said.

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
CSN kept the Terre Haute mill, even though it lost money there at times.

"We are not investors. We want to have our footprint in the United States through this company here," he said. Asked if CSN can turn around its relationship with the USW on the Wheeling-Pitt alliance, Lutz said, "They like what is good for the company, good for employment and good for the valley. We are good for all three."

He said he doesn't think the fact that Heartland is not a union mill is a main problem with the Steelworkers.

"It is a choice for the employees. It's brand new. It was commissioned five years ago. And we're unionized in Brazil. I am, myself, unionized," Lutz said.

                                      # # #



The information contained in the foregoing articles, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings, LLC and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance's products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of


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
Wheeling-Pittsburgh's hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN's and Wheeling-Pittsburgh's filings with the SEC.

The foregoing shall not constitute an offer of any securities for sale. If and when definitive documentation for the proposed strategic alliance is completed, the proposed strategic alliance will be submitted to Wheeling-Pittsburgh Corporation stockholders for their consideration. CSN Holdings will file a registration statement with the SEC, containing a preliminary proxy statement of Wheeling-Pittsburgh Corporation and a preliminary prospectus of CSN Holdings and other relevant documents concerning the proposed strategic alliance. Stockholders of Wheeling-Pittsburgh are urged to read the registration statement and the definitive proxy statement/prospectus, and any other relevant documents filed with the SEC, if and when they become available, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CSN, CSN Holdings and Wheeling-Pittsburgh, at the SEC's website at www.sec.gov.

CSN and CSN Holdings and their respective directors, authorized persons, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of Wheeling-Pittsburgh in connection with the proposed strategic alliance. Information about the directors and executive officers of CSN, including those acting as the authorized persons and executive officers of CSN Holdings LLC, is set forth in CSN's Annual Report on Form 20-F for the 2005 fiscal year, as filed on July 3, 2006. CSN and CSN Holdings and their respective directors, authorized persons and executive officers do not own any shares of Wheeling-Pittsburgh.

Additional information regarding potential participants in the proxy solicitation and their respective interests may be obtained by reading the proxy statement/prospectus regarding the proposed strategic alliance if and when it becomes available.


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